Exhibit 99.(b)(4)(a)

Flexible Premium Variable Deferred Annuity Contract

Contract Number: [123456X]	Issue Date: [May 1, 2014]

Owner: [John Doe]	Annuity Date: [May 1, 2078]

Annuitant: [John Doe]	Annuitant’s Issue Age: [35]

Annuity Benefits

We will pay an annuity income beginning on the Annuity Date if the Annuitant and Owner and, if named, Joint Owner are then living, subject to the terms of this Contract.

Death Benefits

We will pay a Death Benefit to the Beneficiary when We receive due proof of the death of the Owner, Joint Owner, or the Annuitant occurring before the Annuity Date, subject to the terms of this Contract.

Flexible Premiums

Purchase Payments may be made at any time before the Annuity Date with a minimum payment of [$1,000.00].

Right to Examine this Contract

If this Contract is a replacement, You may return it within thirty days after You receive it. If this Contract is not a replacement, You may return it within ten days after You receive it.  Return it to Us or the agent through whom You purchased it. We will cancel the Contract and return the Accumulation Value plus all charges We have deducted.

Request for Information

Upon written request from You, We will provide, within a reasonable time, factual information regarding the benefits and provisions of this Contract.

Important Notice

Any benefits and values based on the Subaccounts are not guaranteed and will increase or decrease, based on their investment performance.

This Contract is signed for National Life Insurance Company, Montpelier, VT by

Secretary	President

This Contract is a legal contract between You and the Company. Please read it carefully. We want You to understand the coverage it provides.

Flexible Premium Variable Deferred Annuity. Income payments start on the Annuity Date. Death Benefit payable before the Annuity Date. Nonparticipating.

Jurisdiction of Issue: [Massachusetts]

Department Telephone Number: [(617) 521-7794]

ICC14-20196(0214)

DATA PAGES

Contract Number: [123456X]	Issue Date: [May 1, 2014]

Owner: [John Doe]	Annuity Date: [May 1, 2078]

Annuitant: [John Doe]	Annuitant’s Issue Age: [35]

Variable Account

National Variable Annuity Account II

Coverage

Flexible Premium Variable Deferred Annuity, With Initial Purchase Payment of $[10,000.00]

Planned Purchase Payment

$[1,000.00] [Per Year]

Withdrawal Charge Percentages

Contract Year	1	2	3	4	5	6	7	8+

Percentage %	8	8	7	7	6	6	5	0

Other Charges

Mortality and Expense Risk Charge	[1.15		]%
Administrative Charge	[0.15		]%
Maximum Annual Contract Fee	$	[50	]
Annual Contract Fee Percentage	[2		]%
Annual Contract Fee Waiver Amount	$	[100,000	]
Maximum Transfer Charge	$	[10	]

Monthly Transaction Dates

[January 8, February 8, March 8, April 8, May 8, June 8,

July 8, August 8, September 8, October 8, November 8, December 8]

Quarterly Transaction Dates

[March 8, June 8, September 8, December 8]

Riders

[Guaranteed Lifetime Withdrawal Benefit Rider

Terminal Illness Rider

Nursing Care Rider]

1

Initial Investment Options

Investment Account:

Target Volatility Account:

Money Market Holding Account:

Money Market Distribution Account:

Money Market DCA Account:

2

Any riders and Endorsements and a copy of the application, follow page [13]

I

In this Contract, the words We, Us, Our and The Company mean National Life Insurance Company. You and Your mean the Owner of the Contract.

Part 1: Ownership of the Contract

Owner

The Owner on the Issue Date of this Contract is named in the application. If the Owner is not designated in the application, the Annuitant is the Owner.

Joint Owner

A Joint Owner may be named in the application on the Issue Date of this Contract. If a Joint Owner is named, You and Your shall refer to both the Owner and the Joint Owner together.

Rights of Owner

You may exercise all rights and privileges under this Contract, while the Annuitant is living, prior to the Annuity Date. Use of these rights may be subject to the consent of any assignee or irrevocable Beneficiary.

Transfer of Ownership

Subject to the limitations described below, You may transfer ownership of this Contract. We will not be responsible for any payment We make or other action We take before We receive a copy of the written request for transfer of ownership. We are not responsible for the validity of the transfer. We may require the Contract to record the transfer.

Under certain provisions of the Internal Revenue Code, ownership and assignment of annuity policies are restricted. If this annuity is issued to qualify under such a provision, this will be specified in the application. We will restrict ownership and assignment of this Contract so that it will comply with the provisions of the Internal Revenue Code or any successor statute.

Assignment

Subject to the limitations described in the Transfer of Ownership provision, this Contract may be assigned. We will not be responsible for any payment We make or any other action We take before We receive a written copy of the assignment. We are not responsible for the validity of the assignment.

Part 2: The Annuitant

Annuitant

The Annuitant is named in the application and on the Data Page(s) of this Contract. The Annuitant may not be changed after this Contract is issued, except as otherwise provided in this Contract. If the Annuitant is living on the Annuity Date while this Contract is in force, We will pay an annuity income as provided in Payment of Benefits, Part 5.

Contingent Annuitant

If the Owner and the Joint Owner, if one has been named, are both natural persons, and neither the Owner nor the Joint Owner is the Annuitant, You may name a Contingent Annuitant by written request. The written request must be signed while the Annuitant is living and prior to the Annuity Date. The designation of a Contingent Annuitant takes effect on the date We approve it and is subject to any action We take before receiving the request. Any designation of a Contingent Annuitant expires on the Annuity Date.

If the Annuitant dies prior to the Annuity Date while this Contract is in force and while the Contingent Annuitant is alive:

•                  The Death Benefit will not be payable;

•                  The Contingent Annuitant becomes the Annuitant for purposes of this Contract; and

•                  All other rights and benefits provided by this Contract will continue in effect.

Under certain provisions of the Internal Revenue Code, You are not permitted to name a Contingent Annuitant. If this annuity is issued to qualify under such a provision in the Internal Revenue Code, the Contingent Annuitant provision will not apply.

Part 3: Beneficiary Provisions

Beneficiary

The Beneficiary on the Issue Date of this Contract is named in the application. The primary Beneficiary will receive any Death Benefit payable under this Contract. A contingent Beneficiary may be named to receive the Death Benefit if the primary Beneficiary is not living at the time the Death Benefit is payable. If no named Beneficiary is living at the time the Death Benefit is payable, it will be paid to Your estate.

You may name more than one primary Beneficiary and more than one contingent Beneficiary. If more than one Beneficiary is to receive the Death Benefit, it will be paid in equal shares unless You specify otherwise in writing.

If a Joint Owner is named under the Contract, on the death of either the Owner or Joint Owner, the surviving owner will be the sole Beneficiary.

Minors

If a Beneficiary is a minor, We will make payment to the minor’s court appointed guardian. If there is no court appointed guardian, We will hold the Death Benefit at interest until the minor reaches the age of majority as defined by the state where this Contract was issued. We may require proof of age of any Beneficiary.

Change of Beneficiary

You may change the Beneficiary at any time during the Annuitant’s life. You must make a written request in a form acceptable to Us. We may require the Contract to record the change. The request will take effect when signed by the Owner and irrevocable Beneficiary, if applicable, subject to any action We take before We receive it.

Part 4: The Variable Account

The Variable Account

Investment may be made in one or more of the Subaccounts of the Variable Account shown on the Contract Data Page(s). The Accumulation Value in the Variable Account is based on the investment experience of the chosen Subaccount(s) of the Variable Account, and may increase or decrease daily. It is not guaranteed as to dollar amount.

The Variable Account is composed of assets owned by Us. These assets are held separate and apart from the Company’s other assets, which are held in the General Account. The Variable Account is devoted exclusively to the investment of assets of variable annuity contracts.  Income, gains, and losses from assets allocated to the Variable Account, whether or not realized, are credited to or charged against such account without regard to our other income, gains or losses.

The portion of the assets of the Variable Account equal to the reserves and other liabilities for these contracts shall not be chargeable with liabilities arising out of any other business which we may conduct. We may transfer assets which exceed the reserves and other liabilities of the Variable Account to our General Account.

The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940 (“the 1940 Act”). It is also governed by applicable state law. We may make certain changes if, in our sole judgment, they would best serve the interest of the owners of contracts such as this one or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only if permitted by applicable laws and regulations. Also when required by law, we will obtain the approval of contract owners of the changes and the approval of any appropriate regulatory authority.

For example, we may make changes:

(1)	to permit the Contract or the Variable Account to comply with any applicable law, regulation or regulatory guidance;
(2)	to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuities;
(3)	to reflect a change in the operation of the Variable Account;
(4)	to combine the Variable Account with any of our other separate accounts and/or create new separate accounts;

(5)	to transfer the assets of any Subaccount to any other Subaccount, and to add new Subaccounts and make such Subaccounts available to any class of annuities as we deem appropriate;
(6)	to transfer assets from the Variable Account to another separate account;
(7)	to deregister the Variable Account under the 1940 Act if such registration is no longer required;
(8)

to operate the Variable Account as a management investment company under the 1940 Act (including managing the Variable Account under the direction of a committee) or in any other form permitted by law;

(9)	to restrict or eliminate any voting rights of Owners or other persons having such rights as to the Variable Account;
(10)	to add new funds or remove existing funds;
(11)	to eliminate or combine any Subaccounts and transfer the assets of any Subaccount to any other Subaccount; or
(12)	to the Variable Account or its operations as may be required by the 1940 Act or other applicable law or regulation.

Subaccounts

The Variable Account has several Subaccounts. Each Subaccount invests exclusively in shares of an investment fund. Each investment fund represents a separate investment portfolio.

If, in our judgment, an investment fund no longer suits the investment goals of this contract, or tax or marketing conditions so warrant, we may substitute shares of another investment fund or shares of another investment company.

Income and realized and unrealized gains or losses from the assets of each Subaccount of the Variable Account are credited to or charged against that Subaccount without regard to income, gains, or losses in the other Subaccounts of the Variable Account, or any other separate accounts. We reserve the right to credit or charge a Subaccount in a different manner if required, or made appropriate, by reason of a change in the law. We maintain records of all purchases and redemptions of investment fund shares by each of the Subaccounts.

Valuation

We will value the assets of each Subaccount of the Variable Account on every Valuation Day.  No transactions in the Variable Account in respect of this Contract will take place on any day that is not a Valuation Day.  Transactions that would otherwise occur on a date other than a Valuation Day will take place on the next Valuation Day.

Valuation Day and Valuation Period

With respect to a Subaccount, each day the New York Stock Exchange is open for business is a Valuation Day, but excluding any day that the Subaccount’s corresponding Fund does not value its shares.

A Valuation Period is the period between two successive Valuation Days.

Part 5: Contract Dates

Issue Date

The Issue Date of this Contract is shown on the Data Page(s). It is the date that Your Contract takes effect.

Contract Years

Contract Years are yearly periods which start on the Issue Date and on the same month and day of each year thereafter.

Annuity Date

Annuity income payments begin on the Annuity Date shown on the Data Page(s) if the Annuitant is living.  If the Owner, the Joint Owner, or the Annuitant dies prior to the Annuity Date and the Contract is continued with a successor Annuitant, then We will change the Annuity Date to the Contract anniversary when the successor Annuitant’s age is 99, unless such date has already passed, in which case We will change the Annuity Date to the current date.

Part 6:  Purchase Payments and Allocation

Purchase Payments

A Purchase Payment shall be due on the Issue Date. Purchase Payments, after the first one, must be at least [$1,000], unless We agree otherwise and may be made at any time prior to the Annuity Date.  In the event that no Purchase Payments are made after the first Purchase Payment, this Contract will remain in force to its Annuity Date in accordance with its provisions. You are responsible for determining that any Purchase Payments meet the dollar and compensation limitations of the Internal Revenue Code, if any.

Net Purchase Payment

A Net Purchase Payment is any Purchase Payment received less an amount equal to any State Tax assessed against the Purchase Payment (see State Taxes, Part 10).

Allocation of Net Purchase Payments

You have the right to designate the allocation of Net Purchase Payments among the Subaccounts of the Variable Account. The initial allocation is shown on the Data Page(s). The allocation must be made in percentages. Each percentage must be a whole number. Each allocation made must be at least [five] percent.

You may change the allocation of future Net Purchase Payments by notifying Us in writing. We reserve the right to restrict the number of different Subaccounts to which Purchase Payments are allocated over the life of this contract.

Part 7: Contract Values

Accumulation Value

On any day which is a Valuation Day, the Accumulation Value in each Subaccount is the number of units in the Subaccount credited to the Contract, multiplied by the Unit Value of the Subaccount on that date. On any date after the Issue Date other than a Valuation Day, the Accumulation Value in a Subaccount is as determined on the next following Valuation Day. The Accumulation Value at any time equals the sum of the Accumulation Value in each Subaccount.

Units in a Subaccount

Money allocated, transferred, or added to a Subaccount purchases units in that Subaccount. Any money invested in a Subaccount increases the number of units of that Subaccount credited to this contract. Units are redeemed when amounts are deducted, transferred, or withdrawn.

The number of units credited to a contract equals the dollar amount directed to each Subaccount divided by the Unit Value for that Subaccount for the Valuation Day as of which the dollar amount is invested in the Subaccount. For each Subaccount, the number of units purchased or redeemed in connection with a particular transaction is determined by dividing the dollar amount of the transaction by the Unit Value on the day the transaction is performed.

Unit Value

The Unit value for a Subaccount is calculated for each Valuation Period by dividing (1) by (2), where:

(1)    is the net assets of the Subaccount as of the end of the Valuation Period plus or minus the net charge or credit with respect to any taxes paid or any amount set aside as a provision for taxes during the Valuation Period; and

(2)    is the number of Units of the Subaccount outstanding as of the end of the Valuation Period.

Total Withdrawal

You may withdraw all of the Cash Value of this Contract at any time at or before the commencement of any annuity income payments. This is termed a Total Withdrawal. If You withdraw all of the Cash Value of this Contract, this Contract will terminate.

Partial Withdrawals

You may withdraw value from this Contract at any time prior to the Annuity Date. This is termed a Partial Withdrawal.

Partial Withdrawals impact the Accumulation Value, and thus the Cash Value.  Partial Withdrawals will be reduced for any Withdrawal Charges.

Partial Withdrawals are subject to the following limits:

•                  a Partial Withdrawal may not exceed the Cash Value; and each Partial Withdrawal must be at least [$100], and

•                  a Partial Withdrawal may not reduce the Accumulation Value to less than [$2,500].

Allocation of Withdrawals

The amount withdrawn shall be allocated among the Subaccounts and deducted from the Accumulation Value according to the following prioritization:

•                  first, from the Accumulation Value held in specific Subaccounts as specified by You, if You so specify; and

•                  second, from the Accumulation Value in proportion to the Accumulation Value held in the Subaccounts on the day the withdrawal is made.

Cash Value

The Cash Value of this Contract is the Accumulation Value less any applicable Withdrawal Charge, Annual Contract Fee, and less an amount equal to any State Tax assessed at time of (a) withdrawal, (b) use of the Cash Value to provide an income, or (c) any other use of the Cash Value (see State Taxes, Part 10).

You may withdraw all of the value of this Contract to provide a periodic income from Us. If You do so before the end of the fifth Contract Year, We will determine the annuity payments using the Cash Value. If You do so on or after the end of the fifth Contract Year, We will determine the annuity payments by applying the Accumulation Value less any applicable Annual Contract Fee, and less an amount equal to any State Tax assessed at such time

Withdrawal Charges

If You request a Total or Partial Withdrawal, We will deduct a Withdrawal Charge from the amount withdrawn.

For the purpose of determining Withdrawal Charges, We deem amounts to be withdrawn in the following order:

1.              first from any remaining Free Withdrawal Amount;

2.              then from any Purchase Payments not previously withdrawn;

3.              then from any remaining Cash Value.

If the amount withdrawn is less than or equal to the remaining Free Withdrawal Amount, or all Purchase Payments have been previously withdrawn, or the Withdrawal Charge Percentage is zero, then the Withdrawal Charge is zero. The Withdrawal Charge on any Purchase Payments withdrawn in excess of the remaining Free Withdrawal Amount equals (a) times (b), where:

(a)         is the Purchase Payments withdrawn in excess of the remaining Free Withdrawal Amount; and

(b)         is the Withdrawal Charge Percentage for the Contract Year in which the withdrawal occurs.

The Withdrawal Charge Percentage is shown on the Data Page(s).

Free Withdrawal Amount

In the first Contract Year, the Free Withdrawal Amount is zero.

In Contract Years two and later, the Free Withdrawal Amount at the beginning of each Contract Year equals the greater of the Required Minimum Distribution or ten percent of the amount, if any, by which (a) exceeds (b), where:

(a)         is the total of all Purchase Payments made in prior Contract Years, and

(b)         is the total of all amounts withdrawn in prior Contract Years.

If the first withdrawal in a Contract Year exceeds the Free Withdrawal Amount, We will assess Withdrawal Charges as defined above; and, if the Contract remains in force, the Free Withdrawal Amount for the remainder of the Contract Year is zero. If the first Partial Withdrawal is less than or equal to the Free Withdrawal Amount, We will assess no Withdrawal Charges; and the Free Withdrawal Amount is reduced by the amount withdrawn. Any withdrawal after the first Partial Withdrawal in a Contract Year is then treated in the same manner as the first Partial Withdrawal, measured against any remaining Free Withdrawal Amount at the time of the withdrawal.

A Required Minimum Distribution is determined (a) annually as of the end of the calendar year ending immediately prior to the beginning of the current Contract Year, (b) in accordance with applicable tax law and regulations in effect at the time the Required Minimum Distribution is determined, and (c) as if the Contract were the only annuity owned by the Owner.

Systematic Withdrawals

Unless Dollar Cost Averaging has been elected for this Contract, You may request the payment of Withdrawal Benefits according to a schedule of Systematic Withdrawals. According to the chosen schedule, periodic withdrawals of a fixed dollar amount will automatically be made from the Accumulation Value. Periodic withdrawals may be made annually, semi-annually, quarterly, or monthly.  Not all Subaccounts may be available for Systematic Withdrawals.

The Accumulation Value must be at least [$15,000] before any schedule of Systematic Withdrawals may be placed into effect. The dollar amount of each periodic withdrawal may not be less than [$100].

You may change the frequency of withdrawals or the withdrawal schedule at any time.

Systematic Withdrawals will cease upon the earliest of the following:

•                  the death of the Owner or the Joint Owner; or

•                  the Annuity Date; or

•                  written request for cessation from You is received by Us; or

•                  60 days prior written notice provided to You by Us.

Transfers

Subject to any applicable Transfer Charges and Our allocation and transfer rules, You may request to transfer Accumulation Value among the Subaccounts.

Dollar Cost Averaging

If this feature is then available, You may elect in writing to have Accumulation Value transferred from the Money Market DCA Account into another designated Subaccount or Subaccounts through an automatic monthly transfer of funds called Dollar Cost Averaging.  These monthly transfers will occur on successive Monthly Transaction Dates beginning on the first Monthly Transaction Date following election and must end prior to the Annuity Date. The amount transferred each month may not be less than [$100], except on any Monthly Transaction Date on which the amount of Accumulation Value held in the Money Market DCA Account is less than [$100].   Not all Subaccounts may be available for Dollar Cost Averaging.

Dollar Cost Averaging will be discontinued:

•                  when the Accumulation Value in the Money Market DCA Account is depleted; or

•                  upon written request from You received by Us; or

•                  upon 60 days prior written notice provided to You by Us.

We may at any time stop offering the Dollar Cost Averaging feature altogether, upon 60 days prior written notice to You if You are then utilizing this feature. You may not elect Dollar Cost Averaging if Systematic Withdrawals are being made on this Contract.

Portfolio Rebalancing

If this feature is then available, You may elect in writing to have the Contract Value automatically redistributed on a periodic basis according to the Net Purchase Payment Allocation percentages then in effect on this contract. Portfolio Rebalancing may be done annually, semi-annually, or quarterly.  Not all Subaccounts may be available for Portfolio Rebalancing.

Portfolio Rebalancing on this contract will be discontinued:

•                  when the Net Purchase Payment allocation percentages are changed; or

•                  upon written request from You received by Us; or

•                  upon 60 days prior written notice provided to You by Us.

The Company may at any time stop offering the Portfolio Rebalancing feature altogether, upon 60 days prior written notice to all policyholders then utilizing this feature.

Part 8: Charges and Deductions

Mortality and Expense Risk Charge

The annual rate for the Mortality and Expense Risk Charge is shown on the Data Page(s).  We deduct the charge daily from the Subaccounts in proportion to their values on the date We deduct the charge.  The amount of the daily charge prior to the first Quarterly Transaction Date equals the Accumulation Value in the Subaccounts on the Issue Date multiplied by the annual rate divided by 365.  The amount of the daily charge on or after the first Quarterly Transaction Date equals the Accumulation Value in the Subaccounts on the concurrent or most recent Quarterly Transaction Date multiplied by the annual rate divided by 365.  The Quarterly Transaction Dates are shown on the Data Page(s).

Administrative Charge

The annual rate for the Administrative Charge is shown on the Data Page(s). The charge is determined and deducted in the same manner as the Mortality and Expense Risk Charge.

Annual Contract Fee

We determine and deduct the Annual Contract Fee on each Monthly Transaction Date and when You make a Total Withdrawal.  If the Accumulation Value on such date is greater than or equal to the Annual Contract Fee Waiver Amount shown on the Data Page(s), then the fee amount is zero.  Otherwise, the fee amount equals the lesser of:

•                  the Accumulation Value multiplied by the Annual Contract Fee Percentage divided by 12; or

•                  the Maximum Annual Contract Fee divided by 12.

We deduct the fee from the Subaccounts in proportion to their values on the date We deduct the fee.

Rider Charges

Rider Charges for any rider(s) attached to this contract are deducted as described in the rider(s).

Tax Charge

We reserve the right to deduct any charge for taxes or amounts set aside as a reserve for taxes in determining the Unit Value in the event that such a tax is levied on that Subaccount in the future.

Transfer Charge

We may charge a Transfer Charge for the [twenty-first] and each subsequent requested transfer of Accumulation Value between and among the Subaccounts occurring during any Contract Year. Transfers to or from more than one Subaccount at the same time shall be treated as one transfer. The Transfer Charge may not exceed the Maximum Transfer Charge shown on the Data Pages. Transfer Charges shall be allocated among and deducted from the Subaccounts in proportion to the Accumulation Values to be transferred from such Subaccounts.

No Transfer Charge will be imposed, nor will a debit be made against the [twenty] free transfers allowed each Contract Year, for the transfer of Accumulation Value:

•                  from a Subaccount of the Variable Account to another Subaccount , if there has been a material change in the investment policy of the fund in which the funds of that Subaccount are invested; or

•                  according to the terms of the Dollar Cost Averaging feature; or

•                  according to the terms of the Portfolio Rebalancing feature.

Part 9: Payment of Benefits

Death Benefits

While this Contract is in force and prior to the Annuity Date, We will pay a Death Benefit at the earliest of:

•                  the death of the Owner; or

•                  the death of the Joint Owner; or

•                  if neither the Owner nor the Joint Owner is the Annuitant, the death of the Annuitant, unless a validly designated Contingent Annuitant is living.

If the Annuitant dies while this Contract is in force and prior to the Annuity Date, the Death Benefit will be the

Accumulation Value as of the date We receive due proof of death.

The Death Benefit will be the Cash Value as of the date We receive due proof of death if the Owner or Joint Owner dies while this Contract is in force and prior to the Annuity Date, and such Owner or Joint Owner is not the Annuitant.

Payment will be made to the Beneficiary upon receipt of due proof of death. You may specify how the Death Benefit is to be paid, subject to the limits imposed by Section 72(s) of the Internal Revenue Code. If You do not specify how the Death Benefit is to be paid, the payment will be in a single sum unless the Beneficiary elects otherwise. In any event, the Death Benefit will be paid within five years of the date of death, unless one of the following exceptions applies.

Death of the Owner or Joint Owner

If the Owner or the Joint Owner dies and the Beneficiary is the surviving spouse of the decedent, the Beneficiary may elect to be treated as the successor Owner of the Contract and continue the Contract. If the Owner or Joint Owner who dies is also the Annuitant, and the Beneficiary is the surviving spouse of the decedent who elects to be treated as the successor Owner and continue the Contract, the Beneficiary will become the Annuitant. In the event of such an election, on the death of the surviving spouse, the Death Benefit will be paid within five years of the date of such death, or distributed in accordance with the next paragraph, even if the Beneficiary at that time is a surviving spouse.

If the Owner or the Joint Owner dies and the surviving spouse of the decedent is not the Beneficiary, the Beneficiary may elect to receive the Beneficiary’s entire interest in the Contract over such Beneficiary’s life or over a period not extending beyond the life expectancy of such Beneficiary. Such distributions must begin within one year from the date of death.

Death of the Annuitant, if neither the Owner nor the Joint Owner is the Annuitant

Except as provided in the next section (Non-Natural Owners), if neither the Owner nor the Joint Owner is the Annuitant and the Annuitant dies, the Beneficiary may elect to receive the Beneficiary’s entire interest in the Contract over such Beneficiary’s life or over a period not extending beyond the life expectancy of such Beneficiary. Such distributions must begin within one year from the date of death.

Non-Natural Owners

If either the Owner or the Joint Owner is not an individual and the Annuitant dies, and the Annuitant’s surviving spouse is the Beneficiary, the Beneficiary may elect to be treated both as the successor Owner and as the successor Annuitant of the Contract and continue the Contract. In the event of such an election, on the death of the Annuitant’s surviving spouse, the Death Benefit will be paid within five years of the date of such death, or distributed in accordance with the next paragraph, even if the Beneficiary at that time is a surviving spouse.

If either the Owner or the Joint Owner is not an individual and the Annuitant dies, and the Annuitant’s surviving spouse is not the Beneficiary, the Beneficiary may elect to receive the Beneficiary’s entire interest in the Contract over such Beneficiary’s life or over a period not extending beyond the life expectancy of such Beneficiary. Such distributions must begin within one year from the date of death.

Annuity Benefits

If the Annuitant is living on the Annuity Date and this Contract is in force, We will apply the Cash Value to provide a periodic income.

The Annuity Benefits will be paid to You unless You direct Us in writing to pay another person. The amount and duration of the annuity depend on the amount applied and the Payment Option under which it is applied. If the Payment Option is one involving the life of the Annuitant or any joint annuitant, We reserve the right to require periodic proof that the Annuitant(s) are still living for payments to continue.

If the Annuitant dies on or after the Annuity Date, (or if both the Annuitant and the joint annuitant die if the selected Payment Option is a Joint and Survivor Life Payment Option), any remaining payments provided by the selected Payment Option will be paid to the Beneficiary.

If both (a) and (b) are true, where

(a)   means neither the Owner nor the Joint Owner is either the Annuitant or the joint annuitant; and

(b)   means either the Owner or the Joint Owner dies on or after the Annuity Date,

then any remaining payments provided by the selected Payment Option will be paid to the Beneficiary. If either (c) or (d) is true, where

(c)   means the Owner, the Joint Owner, the Annuitant, or the joint annuitant dies on or after the Annuity Date and

(d)   means that You had directed Us in writing irrevocably to pay the Annuity Benefits to another person and that person dies on or after the Annuity Date,

then any remaining benefits will be paid to the Beneficiary at least as rapidly as under the Payment Option in effect as of the date of death.

If You elect to receive the Annuity Benefits in a single sum, We will pay You the Cash Value on the Annuity Date.

Part 10: Other Provisions

This part contains important general and required provisions.

This Agreement

This Contract, the application, and any attached riders and endorsements constitute the complete agreement between You and Us. We have issued this Contract in exchange for the application and the Purchase Payments. Any change in this Contract must be in writing, signed by one of Our officers, and in the form of an amendment or endorsement to this Contract. No agent has the power or authority to waive, change, or alter any of the terms or conditions of this Contract. Only one of Our officers has the power or authority to waive, change, or alter any of the terms or conditions of this Contract. Any Riders attached to this Contract on the Issue Date are shown on the Data Page(s).

Conformity With Interstate Insurance Product Regulation Commission Standards

This Contract was approved under the authority of the Interstate Insurance Product Regulation Commission (IIPRC) and issued under the Commission standards. Any provision of the Contract that, on the provision’s effective date, is in conflict with IIPRC standards for this product type is hereby amended to conform to the IIPRC standards for this product type as of the provision’s effective date.

Timing of Payments

We will usually pay any Withdrawal, Death Benefit, or Contract loan within seven days of Our receipt of Your written request (including any information or documentation reasonably necessary to process the request). However, We may postpone payment if:

•                  the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the Securities and Exchange Commission; or

•                  the Securities and Exchange Commission permits the postponement for the protection of Owners; or

•                  the Securities and Exchange Commission determines that an emergency exists that would make the disposal of securities held in the Variable Account or the determination of the value of the Variable Account’s net assets not reasonably practicable.

If a recent check or draft has been submitted, We may delay payment until We are certain the check or draft has been honored.

Incontestability

We cannot contest this Contract.

Misstatement of Age or Gender

If an Annuitant’s age or gender has been misstated, the benefits will be those which the Purchase Payments made would have bought for the correct age and gender. We will adjust the benefits on the basis of the correct age and gender. We will credit interest for any underpayment of benefits. We will charge interest for any overpayment of benefits. Interest will be compounded at 5% per annum. We will add any underpayment and associated interest to the next benefit payment following the adjustment. We will deduct any overpayment and associated interest from the benefit payment or payments following the adjustment.

Due Proof of Death

Prior to making payment of any benefits that are due under this contract resulting from a death, We require proof of death in a form satisfactory to us. Such proof may consist of the following if in acceptable form:

(a)     a certified copy of the death record;

(b)     a certified copy of a court decree reciting a finding of death;

(c)     any other proof satisfactory to us.

State Taxes

Some states impose a tax on annuities. If so, We must pay this tax to the state.

In the event that a State Tax is imposed on any Purchase Payment or other amount received under this Contract, We will deduct an amount equal to such tax from the Purchase Payment or other amount at the time of its receipt.

In the event that a State Tax is imposed as a result of this Contract at any other time or for any other reason, We will deduct an amount equal to such tax, at the time the tax is assessed, from any value of the Contract prior to its use to provide a benefit. If We are unable to assess such a State Tax against a value of the Contract prior to its use to provide a benefit, We will deduct an amount equal to such tax from any benefit(s) payable as a result of the Contract.

Reports

At least once each year, We will send You a report showing the Accumulation Value. The report will also show all amounts added to and subtracted from the Accumulation Value during the period the report covers and any additional items required by the insurance department of the state where this Contract is issued.

Nonparticipating

This Contract is not entitled to share in the profits or surplus of the Company.

Required Standards

The benefits under this Contract are no less than the minimum benefits required by law.

Protection from Creditors

Benefits and Values payable under this Contract will be free from claims of creditors to the extent allowed by law.

Our Liability

We will not incur any liability or be responsible for Your failure, in whole or in part, to comply with the provisions set forth in the Internal Revenue Code or any other law.

Part 11: The Payment Options

This part contains methods of payments of the Death and Annuity Benefits. Death Benefits must be paid in accordance with Part 9: Payment of Benefits. Monthly income payments are illustrated, but other frequencies of payments may be available. We may agree to other Installment Income or Life Income options.

Option Selection

You may select the option under which benefits will be paid while the Annuitant is still alive and prior to the Annuity Date. If no option is selected on the Annuity Date, Life Income Option 2(b) with monthly payments will be used automatically.

Installment Income (Option 1)

We will pay periodic income for a selected term or amount. The first payment is due on the Annuity Date. The right to withdraw money under an Installment Income option will be as agreed upon when the option is elected. The following Installment Income options are available:

1(a)      Income for a Selected Term. We will make equal periodic payments for the number of years selected (not less than 5 years or more than 25 years). The monthly income for each $1,000 applied will not be less than those shown in Table 1. This table is based on interest guaranteed at a 1% annual effective rate.

1(b)      Income of Selected Amount. We will make equal periodic payments of an amount selected. Payments will continue until the amount applied, including interest, has been paid. Payments must be made for at least 5 years and for not more than 25 years. We guarantee interest at a 1% annual effective rate.

Table 1 - Installment Income Payments for a Selected Term

(Per $1,000)

	Monthly		Monthly		Monthly
Years	Income	Years	Income	Years	Income

5	$17.08	12	$7.36	19	$4.81
6	14.30	13	6.83	20	4.59
7	12.32	14	6.37	21	4.40
8	10.83	15	5.98	22	4.22
9	9.68	16	5.63	23	4.05
10	8.75	17	5.33	24	3.90
11	7.99	18	5.05	25	3.76

Life Income (Option 2)

Payments depend on the life of the Annuitant. The monthly income for each $1,000 applied will not be less than those shown in Table 2. We will pay periodic income to the named person for the certain period selected and then for as long as the Annuitant is alive. The first payment is due on the Annuity Date. The money applied under a Life Income option cannot be withdrawn once payments begin. The following Life Income options are available:

2(a) Payments For Life Only.

We will make equal periodic payments for the lifetime of the Annuitant. Payments stop when the Annuitant dies.

2(b) Payments For At Least 10 Years.

We will make equal periodic payments for 10 years and then for as long as the Annuitant is alive.

2(c) Payments For At Least 20 Years.

We will make equal periodic payments for 20 years and then for as long as the Annuitant is alive.

2(d) Payments For At Least The Amount Applied (Installment Refund).

We will make equal periodic payments until the cumulative total of the payments We have made equals the amount applied and then for as long as the Annuitant is alive.

Table 2 - Life Income Payments

(Monthly Income Per $1,000)

	2(a)	2(b)	2(c)	2(d)		2(a)	2(b)	2(c)	2(d)
	Life	10 Yrs.	20 Yrs.	Install.		Life	10 Yrs.	20 Yrs.	Install.
Age	Only	Certain	Certain	Refund	Age	Only	Certain	Certain	Refund

54	$3.11	3.09	3.01	2.82	77	7.01	6.21	4.46	5.08
55	3.19	3.17	3.07	2.88	78	7.37	6.40	4.49	5.25
56	3.27	3.25	3.14	2.94	79	7.75	6.60	4.51	5.43
57	3.36	3.33	3.21	3.00	80	8.16	6.80	4.53	5.62
58	3.45	3.42	3.28	3.06	81	8.61	6.99	4.54	5.82
59	3.55	3.51	3.35	3.13	82	9.09	7.18	4.56	6.03
60	3.66	3.61	3.42	3.20	83	9.61	7.36	4.57	6.24
61	3.77	3.71	3.49	3.27	84	10.17	7.53	4.58	6.48
62	3.88	3.82	3.57	3.35	85	10.77	7.68	4.58	6.72
63	4.01	3.93	3.64	3.43	86	—	7.83	4.59	6.98
64	4.14	4.05	3.72	3.51	87	—	7.96	4.59	7.24
65	4.28	4.18	3.79	3.60	88	—	8.08	4.59	7.53
66	4.43	4.31	3.87	3.69	89	—	8.19	4.59	7.82
67	4.59	4.45	3.94	3.79	90	—	8.28	4.59	8.13
68	4.77	4.60	4.01	3.89	91	—	8.37	4.59	—
69	4.95	4.75	4.07	4.00	92	—	8.44	4.59	—
70	5.15	4.91	4.14	4.11	93	—	8.51	4.59	—
71	5.36	5.08	4.20	4.23	94	—	8.56	4.59	—
72	5.59	5.25	4.26	4.36	95	—	8.61	4.59	—
73	5.83	5.44	4.31	4.49	96	—	8.65	4.59	—
74	6.10	5.62	4.35	4.63	97	—	8.68	4.59
75	6.38	5.81	4.39	4.77	98	—	8.71	4.59
76	6.68	6.01	4.43	4.92	99	—	8.72	4.59

Joint and Survivor Life Income (Option 3)

We will make equal periodic payments during the joint lifetime of two persons and the remaining lifetime of the survivor. The monthly income for each $1,000 applied for sample age combinations will not be less than those shown in Table 3. The first payment is due on the Annuity Date. The money applied under a Joint and Survivor Life Income Option cannot be withdrawn once payments begin.

Table 3 - Life Income Payments While Either Person Lives

(Monthly Income Per $1,000)

Age	55	60	65	70	75	80	85	90	95

55	2.72	2.86	2.97	3.05	3.11	3.14	3.17	3.18	3.18
60	2.86	3.06	3.24	3.39	3.49	3.56	3.60	3.63	3.64
65	2.97	3.24	3.51	3.75	3.94	4.08	4.17	4.22	4.25
70	3.05	3.39	3.75	4.12	4.45	4.71	4.90	5.01	5.07
75	3.11	3.49	3.94	4.45	4.96	5.43	5.80	6.04	6.19
80	3.14	3.56	4.08	4.71	5.43	6.17	6.84	7.34	7.68
85	3.17	3.60	4.17	4.90	5.80	6.84	7.91	8.85	9.55
90	3.18	3.63	4.22	5.01	6.04	7.34	8.85	10.35	11.62
95	3.18	3.64	4.25	5.07	6.19	7.68	9.55	11.62	13.58

More Information About Our Payment Options

Basis of Values

The values in Tables 2 and 3 are based on the Annuitant’s (or Annuitants’) age(s) (nearer birthday?) on the Annuity Date. We may require proof of ages. Tables 2 and 3 are based on interest guaranteed at a 1% annual effective rate and the [2012 IAR Mortality Table]. Amounts of income for any age or of ages not shown will be furnished on request.

Minimum Payments

If periodic payments under the selected payment option at time of election would be less than the Minimum Payment Amount shown on the Data Page(s), We may change the frequency of payments or pay the amount applied in a single sum.

Automatic Cancellation

A previous election of a Payment Option for Death Benefits will be cancelled if the Beneficiary is changed.

Payments to Minors

While a person named to receive benefits is a minor, We will make all payments to the court appointed guardian of the minor’s estate. We may require proof of age of any such person in determining his or her status as a minor.

Flexible Premium Variable Deferred Annuity. No minimum underlying values. Income payments start on the Annuity Date. Death Benefit payable before the Annuity Date. Nonparticipating.